CONTACTS:      Ken Preston
                         Shirley Hosoi            Josh Pekarsky
                         First Interstate Bank    Kekst and Company
                         (213) 614-3043           (212) 593-2655

                                             FOR IMMEDIATE RELEASE

          FIRST INTERSTATE WELCOMES ASSEMBLY BANKING AND FINANCE
          COMMITTEE HEARING

          --"CALIFORNIANS SHOULD BE INTENSELY CONCERNED ABOUT THE
          CHILLING EFFECTS OF A WELLS FARGO TAKEOVER OF FIRST
          INTERSTATE"--

          LOS ANGELES, CA, January 10, 1996 -- First Interstate Bancorp (NYSE: I) today applauded the decision of the California State Assembly Banking and Finance Committee to hold a hearing to thoroughly examine the repercussions of Wells Fargo's hostile takeover proposal for First Interstate as compared to the friendly merger agreement already entered into with First Bank System with the full support of First Interstate's Board of Directors.

          William E.B. Siart, chairman and CEO of First Interstate, said: "Wells Fargo's reckless and ill-conceived takeover proposal poses serious threats to California, its citizens, small businesses and communities. At stake is a vibrant banking environment and the continued availability of vital and competitively-priced banking services to small business, middle market companies and individuals who depend greatly on full-service branches. Add to that the massive job losses that would hit our state and we think Californians should be intensely concerned about the chilling effects of Wells Fargo's takeover proposal."

          Last week, the Federal Reserve Board announced hearings of its own, to be held jointly in Los Angeles and San
          Francisco on January 22 and 23.

                                     ###

          The participants in this solicitation include First Interstate Bancorp ("First Interstate") and the following directors: John E. Bryson, Edward M. Carson, Dr. Jewel Plummer Cobb, Ralph P. Davidson, Myron Du Bain, Don C. Frisbee, George M. Keller, Thomas L. Lee, Harold M. Messmer, Jr., Dr. William F. Miller, William S. Randall, Dr. Steven B. Sample, Forrest N. Shumway, William E. B. Siart, Richard J. Stegemeier and Daniel M. Tellep. Employee participants include David S. Belles, Executive Vice President and Controller; William J. Bogaard, Executive Vice President and General Counsel; Theodore F. Craver, Jr., Executive Vice President and Treasurer; Daniel R. Eitingon, Executive Vice President, Technology Banking; Gary S. Gertz, Executive Vice President and General Auditor; Lillian R. Gorman, Executive Vice President, Human Resources; Robert E. Greene, Executive Vice President and Chief Credit Officer; Steven L. Scheid, Executive Vice President, Financial Planning and Analysis; Richard W. Tappey, Executive Vice President, Administration; David K. Wilson, Executive Vice President and Senior Credit Review Manager; James J. Curran, Chief Executive Officer, Northwest Region; Linnet F. Deily, Chief Executive Officer, Texas Region; John S. Lewis, Chief Executive Officer, Southwest Region; Bruce
     G. Willison, Vice Chairman and Chief Executive Officer, California Region; Shirley Hosoi, Senior Vice President, Corporate Communications; Christine McCarthy, Executive Vice President, Investor Relations; Mariann Ohanesian, Vice President, Investor Relations; Kenneth W. Preston, Vice President, External Communications; and Shiromi D. Vethamani, Assistant Vice President, Investor Relations. All such persons and those listed below, in the aggregate, are deemed to own beneficially less than 2%, and no participant individually owns more than 1%, of the outstanding shares of First Interstate's common stock.
     First Bank System, Inc. ("FBS"), Eleven Acquisition Corp., a wholly owned subsidiary of FBS ("FBS Sub"), and First Interstate have entered into an Agreement and Plan of Merger, pursuant to which FBS Sub will merge with and into First Interstate with First Interstate being the surviving corporation (the "Merger"). At the effective time ("Effective Time") of the Merger, pursuant to the Merger Agreement, FBS will change its name to First Interstate Bancorp ("New First Interstate"). Mr. Siart, who is Chairman and Chief Executive Officer of First Interstate, will become President and Chief Operating Officer of New First Interstate. In addition, although not specifically required by the Merger Agreement, it is anticipated that at New First Interstate, Mr. Willison will serve as Vice Chairman, Corporate Banking and Ms. Deily will serve as Vice Chairman, Retail Banking. Under certain benefit plans, severance arrangements and other employment agreements maintained, or entered into, by First Interstate, certain benefits may become vested or accelerated in connection with the Merger with respect to Mr. Siart, other directors of First Interstate, Ms. Deily, Mr. Willison, and the other participants. During the period commencing on the Effective Time and continuing for not less than six years thereafter, New First Interstate will, to the fullest extent permitted under applicable law, have certain indemnification obligations to the participants with respect to matters arising at or prior to the Effective Time in connection with the Merger. First Interstate has absolute and sole discretion in designating 10 of the 20 directors of New First Interstate. First Interstate has not yet determined which other individuals it will designate to serve as directors of New First Interstate. For further description of the foregoing interests, see the Schedule 14D-9, dated and filed with the Securities and Exchange Commission on November 20, 1995, as thereafter amended, including the exhibits thereto.